                                                Filed pursuant to Rule 424(b)(3)
                                                Registration Statement No.
                                                333-49315

                   Up To 4,006,800 American Depositary Shares
                 Representing 400,680 Ordinary Voting Shares of

                                   PETROFINA

                           -------------------------

     PetroFina is an international integrated oil and gas company with its headquarters in Brussels, Belgium. PetroFina is offering 4,006,800 American Depositary Shares ("ADSs") that will be issued upon exercise of warrants PetroFina issued when it acquired shares in its U.S. subsidiary Fina, Inc. The basic terms of the warrants covered by this Prospectus are:

Number of Warrants:                    4,452,000
Securities Issuable Upon Exercise of   0.9 of one American Depositary Share,
Each Warrant:                          each whole ADS representing 0.1 of an
                                       ordinary share of PetroFina
Exercise Price Per ADS:                $42.25
Proceeds to PetroFina:                 Up to $169,287,300
Exercise Period:                       Any time prior to 5:00 p.m. New York
                                       City time on August 5, 2003

     The ADSs are listed on the New York Stock Exchange under the symbol "FIN," and the warrants are listed on the New York Stock Exchange under the symbol "FIN WS."

     PetroFina's principal executive offices are located at 52 rue de l'Industrie, B-1040, Brussels, Belgium. The telephone number is 011-322-288-9111.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is March 30, 1999.

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
WHERE YOU CAN FIND MORE
  INFORMATION.......................    1
ENFORCEABILITY OF CIVIL LIABILITIES
  UNDER U.S. FEDERAL SECURITIES
  LAWS..............................    2
THE COMPANY.........................    3
FACTORS AFFECTING FORWARD-LOOKING
  STATEMENTS........................    3
THE WARRANTS........................    4
  Exercise of Warrants..............    4
  Transfer, Exchange, Split-up or
     Combination of Warrants........    4
  Adjustments to Exercise Price,
     Number of ADSs or Warrants.....    5

                                      PAGE
                                      ----
     Adjustment Events..............    5
     Mechanism for Adjustment.......    5
     Minimum Adjustment.............    5
     Notice of Adjustment...........    5
  No Fractional Warrants or ADSs....    5
  Availability of ADSs, Shares and
     Cash...........................    6
  Registration and Listing..........    6
  Payment of Taxes..................    6
  Required Notices..................    6
  Amendments to the Warrant
     Agreement......................    6
USE OF PROCEEDS.....................    6
LEGAL MATTERS.......................    7
EXPERTS.............................    7

                           -------------------------

                      WHERE YOU CAN FIND MORE INFORMATION

     PetroFina files annual and other information with the SEC. PetroFina's SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document PetroFina files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also read PetroFina's SEC filings and other information about PetroFina at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This Prospectus is part of a registration statement that PetroFina filed with the SEC. As permitted by SEC rules, the Prospectus does not include all the information included in the registration statement. You should review the registration statement which is available as indicated in the preceding paragraph.

     The SEC allows PetroFina to incorporate by reference the information it files with the SEC, which means that PetroFina can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that PetroFina later files with the SEC will automatically update and supersede this information. PetroFina incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the warrants are exercised or expire. All information appearing in this Prospectus is qualified by the information and consolidated financial statements included in the following documents incorporated by reference:

     - Annual Report on Form 20-F for the fiscal year ended December 31, 1998 filed on March 24, 1997; and

     - The description of PetroFina Shares and PetroFina ADSs and the description of tax consequences relating to PetroFina ADSs in its Registration Statement on Form 20-F (File No. 1-14672) filed on August 25, 1997.

     You may request a copy of these filings at no cost by writing or telephoning PetroFina at the following address:

                              Shareholder Services
                                   PetroFina
                             52 rue de l'Industrie
                            B-1040 Brussels Belgium
                                011-322-28-9111

     You should rely only on the information incorporated by reference or provided in this Prospectus or any prospectus supplement. PetroFina has not authorized anyone else to provide you with different information. PetroFina is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of this document.

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

     ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

     PetroFina is a Belgian corporation (societe anonyme/naamloze vennootschap). Most of its officers and directors and some of its counsel and accountants named in this Prospectus are not subject to the jurisdiction of the United States because they are neither citizens nor residents of the United States. Substantially all of the assets of these persons and a substantial portion of the assets of PetroFina and its subsidiaries are located outside the United States. As a result, it may not be possible for you to bring a lawsuit in the United States against these persons.

     If you were able to bring a lawsuit in the United States against these persons, it might not be possible for you enforce any judgments you were able to obtain. PetroFina's Belgian counsel, Liedekerke, Wolters, Waelbroeck & Kirkpatrick, has advised PetroFina that Belgian courts will not automatically enforce judgments of U.S. federal or state courts that are based on U.S. federal securities laws against PetroFina, its non-U.S. subsidiaries, controlling persons, directors, officers or experts named in this prospectus. Under Belgian law, actions for enforcement of judgments of courts of the United States will be successful only if the Belgian court confirms the substantive correctness of the U.S. court's judgment and is satisfied that the judgement (a) is not contrary to Belgian public policy or law, (b) did not violate the rights of the defendant and (c) is not subject to further appeal under U.S. law. The Belgian court must also be satisfied as to the authenticity of the text of the U.S. court's judgment.

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

                                  THE COMPANY

     PetroFina is an international integrated oil and gas company active in all sectors of the petroleum industry: exploration and production, refining, marketing of refined petroleum products, petrochemicals and paints. Headquartered in Brussels, Belgium, PetroFina has a global presence and employs approximately 14,500 people. Founded in 1920, PetroFina is the twelfth largest publicly traded integrated oil and gas company in the world (based on market capitalization).

     For a detailed description of our business and information about our management, see our Annual Report which is incorporated into this Prospectus by reference. The following information supplements or supersedes, as may be appropriate, the information contained in our Annual Report.

     We indicated in our Annual Report that TOTAL has announced a two-step exchange offer for all outstanding shares of PetroFina. In its registration statement on Form F-4 filed March 24, 1999, TOTAL has indicated that it intends to exchange outstanding warrants for similar TOTAL warrants. In addition, TOTAL disclosed in the Form F-4 that it intends to exchange 9 TOTAL American depositary shares, each representing one-half of one share of TOTAL, for 10 ADSs, each representing one-tenth of one ordinary share of PetroFina. According to TOTAL, the European Commission approved the merger of TOTAL and PetroFina on March 26, and, as a result, the first step of the exchange was deemed complete. TOTAL further announced that it expects to file draft prospectuses of its public exchange offer (the second step of the transaction) with Belgium's Banking and Finance Commission and with the SEC on March 30, which will be followed by the commencement of the public exchange offer on May 6. PetroFina cannot make any assurances that TOTAL will meet its stated timetable.

                  FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

     In addition to the other information contained in this Prospectus and the documents we have incorporated by reference, you should consider the following carefully in evaluating whether to exercise your warrants and purchase ADSs.

     This Prospectus and the information we have incorporated by reference contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. PetroFina's business is subject to risks and uncertainties beyond PetroFina's control. All written and oral forward-looking statements attributable to PetroFina and persons acting on its behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this Prospectus and any documents incorporated by reference. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including:

     - strong competition from other oil and gas companies, as well as companies in other sectors of the energy industry;

     - the effect of extensive regulation of our Upstream business (exploration, development and production of crude oil and natural gas), including regulation of the following areas:

          - the award of exploration and production interests and licenses and the imposition of specific drilling obligations;

          - price controls and restrictions on pricing of intracompany transactions;

          - development, production rate and abandonment of gas and oil fields;

          - restrictions on ownership, affiliations or operations in certain countries;

          - export limits on reserves recovery and related operations;

          - contract renewals and possible cancellation of contract rights;

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

     - changes in the terms of or enforcement practices under environmental laws and regulations of the European Union, Belgium, the United States and other countries, which affect all of PetroFina's business segments and which may result in significant civil, criminal and tort liabilities;

     - political or economic instability in countries in which some of PetroFina's reserves are located;

     - fluctuations in the price of oil and related products because of changes in worldwide supply and demand, which are driven by many factors, including general economic conditions, political developments and the outcome of meetings at the Organization of Petroleum Exporting Countries;

     - fluctuations in foreign currency exchange rates; and

     - disruptions in our operations if our information systems, or the information systems of others we deal with, do not function adequately in the Year 2000.

     Forward-looking statements include information in the Prospectus where statements are preceded by, followed by or include the words "projects," "estimates," "believes," "expects," "assumes," "anticipates" or similar expressions. For such statements, PetroFina claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                                  THE WARRANTS

     On August 5, 1998, PetroFina issued 4,451,060 warrants and paid $267,063,000 in cash to acquire the interest in Fina, Inc. which it did not already own. Before the acquisition, PetroFina owned approximately 86% of the shares of Fina, Inc., and following the acquisition Fina, Inc. became an indirect, wholly-owned subsidiary of PetroFina. PetroFina issued the warrants under the terms of a warrant agreement with Citibank, N.A. Citibank is both the warrant agent for the warrants and the depositary for the ADSs. The warrant agreement was filed with the SEC as part of the registration statement that contains this Prospectus.

     Each of the outstanding warrants allows you to purchase nine-tenths of one (0.9) ADS for an exercise price of US $42.25 per ADS. Thus, if you hold 10 warrants, you may purchase nine ADSs for a total exercise price of US $380.25. PetroFina will adjust the exercise price and/or the number of ADSs issuable upon exercise of each warrant if certain events, which are described below, occur.

     You will not be treated as a shareholder of PetroFina and will not be able to vote or receive dividends unless and until you exercise your warrants.

     The warrants expire at 5:00 p.m. New York City time on August 5, 2003.

EXERCISE OF WARRANTS

     Only record holders of warrants may exercise warrants. To exercise your warrants, you must

     - complete and sign the "Election to Purchase" on the reverse side of the warrant certificate; and

     - deliver the completed warrant certificate along with the applicable exercise price in immediately available funds to Citibank at 111 Wall Street, New York, New York 10043.

     After you exercise your warrants, Citibank will issue ADSs to you. If you choose to exercise less than all of the warrants evidenced by your warrant certificate, Citibank will also send you a new warrant certificate for your unexercised warrants.

TRANSFER, EXCHANGE, SPLIT-UP OR COMBINATION OF WARRANTS

     Until your warrants expire, you may transfer them to another person or you may exchange, split up or combine your warrant certificate(s) for one or more new certificates evidencing the same number of warrants. To transfer, exchange, split-up or combine your warrant certificate, you must deliver your warrant certificate to Citibank along with a request in writing. When Citibank receives your instructions

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

and certificate, it will countersign the old certificate and issue new certificate(s) to the person(s) indicated in the written request. You may have to pay any taxes or governmental charges associated with the transfer, exchange, split or combination of warrants and reimburse PetroFina and Citibank for their reasonable expenses.

ADJUSTMENTS TO EXERCISE PRICE, NUMBER OF ADSS OR WARRANTS

     Adjustment Events. PetroFina will adjust the exercise price and/or the number of ADSs you can purchase with one warrant if PetroFina:

     - pays a stock dividend on its ordinary voting shares;

     - divides the number of outstanding ordinary voting shares into a larger number of shares (a stock split);

     - combines the outstanding number of outstanding ordinary voting shares into a smaller number of shares (a reverse stock split);

     - changes the number of ordinary voting shares represented by one ADS;

     - reclassifies the ordinary voting shares (other than in connection with a merger or business combination in which PetroFina survives);

     - pays a dividend or makes a distribution on the ordinary voting shares (other than ordinary cash dividends or a stock dividend);

     - issues or sells ordinary voting shares for less than the current market price or issues or sells rights, options, warrants or convertible or exchangeable securities that allow the holder of the securities to buy other PetroFina securities for less than the current market price of the other securities; or

     - merges with another corporation or sells all or substantially all of its assets to another corporation and the shareholders of PetroFina would receive stock, securities or other property in exchange for the ordinary voting shares they hold.

     If PetroFina makes an adjustment based on the issuance of rights, options, warrants or conversion or exchange privileges, then PetroFina may readjust the exercise price after those rights, options, warrants or privileges expire.

     Mechanism for Adjustment. PetroFina will proportionately adjust the exercise price and the number of ADSs (or other securities or property) you will receive when you exercise a warrant so that you will receive the number and type of ADSs (or other securities or property) you would have received if you had exercised your warrant and purchased ADSs immediately before the adjustment event. The warrant agreement describes in detail the formulas PetroFina will use in determining the amount of the adjustment.

     Minimum Adjustment. PetroFina does not have to adjust the exercise price unless the adjustment would increase or decrease the exercise price by at least 1%. If the adjustment is smaller than 1%, it will be carried forward and taken into account in any subsequent adjustment.

     Notice of Adjustment. If PetroFina adjusts the exercise price or the number of ADSs (or other securities or property) you would receive when you exercise a warrant, it will give Citibank a certificate explaining the adjustment and will mail a summary describing the adjustment to each registered holder of a warrant certificate.

NO FRACTIONAL WARRANTS OR ADSS

     Neither PetroFina nor Citibank will issue fractional warrants or fractional ADSs. If you exercise a number of warrants that would result in your receiving either a fraction of an ADS or a fraction of a

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

warrant, Citibank will pay you cash equal to that fraction times the current market price of the warrant or ADS instead of issuing fractional warrants or ADSs.

AVAILABILITY OF ADSS, SHARES AND CASH

     PetroFina has set aside enough ordinary voting shares, and Citibank has set aside enough ADSs, to permit the exercise of all outstanding warrants. In addition, PetroFina has agreed to keep sufficient cash available to pay for fractional ADSs.

REGISTRATION AND LISTING

     PetroFina will use its best efforts to keep this registration statement effective, and to maintain the listing of the warrants on the New York Stock Exchange, until the warrant agreement terminates.

PAYMENT OF TAXES

     PetroFina will pay all recording, transfer and similar taxes due upon delivery of ADS certificates following exercise of a warrant except that PetroFina will not pay any taxes in connection with a transfer of warrant certificates or ADSs to a person who is not the registered holder of the surrendered warrant certificate. Furthermore, PetroFina will not issue or deliver an ADS certificate upon exercise of a warrant until either the required tax is paid or PetroFina is satisfied that no tax is due.

REQUIRED NOTICES

     PetroFina must notify each registered holder of warrants if it proposes to:

     - declare a stock dividend or stock distribution;

     - offer rights, options or warrants to its shareholders;

     - offer ordinary voting shares in connection with a reclassification of PetroFina's capital stock;

     - consolidate or merge with, or sell more than 50% of PetroFina's assets or net income to, another person;

     - liquidate, dissolve or wind up its business; or

     - conduct any of the other exercise price adjustment events described above.

AMENDMENTS TO THE WARRANT AGREEMENT

     From time to time, PetroFina and Citibank may change or add to the warrant agreement to fix ambiguous, inconsistent or incorrect provisions or to add new provisions that do not adversely affect the interests of the warrant holders. Most other changes to the warrant agreement require the affirmative vote of a majority of the outstanding warrants (excluding any warrants owned by PetroFina or its affiliates), although PetroFina must obtain the consent of every warrant holder to change the terms of exercise or reduce the percentage required for consent to changes to the warrant agreement.

                                USE OF PROCEEDS

     PetroFina intends to use the net proceeds from the sale of the ADSs for its general corporate purposes, including debt repayment, capital expenditures and operating expenses.

                                 LEGAL MATTERS

     Wilmer, Cutler & Pickering, PetroFina's U.S. counsel, issued an opinion regarding the validity of the ADSs offered in this Prospectus and has advised PetroFina on certain U.S. law matters relating to the offering. Francois Vincke, PetroFina's Secretary and General Counsel, issued an opinion regarding the validity under Belgian law of the warrants and the ordinary voting shares underlying the ADSs offered in this Prospectus. In addition, Liedekerke, Wolters, Waelbroeck & Kirkpatrick, PetroFina's Belgian counsel, advised PetroFina as to certain Belgian law matters.

                                    EXPERTS

     Deloitte & Touche audited and reported on the financial statements of PetroFina and its subsidiaries incorporated by reference in this Prospectus except for the financial statements described in the next sentence. Member firms of KPMG identified in each of their reports audited and reported on the financial statements of Fina Europe N.V., Fina Rafinaderij Antwerpen N.V. and Sigma Coatings B.V. as of December 31, 1998, 1997 and 1996 and for the years then ended, and PetroFina Delaware, Incorporated, Brittany Insurance Company Ltd. and Fina Exploration Norway SCA as of December 31, 1997 and 1996 and for the years then ended, and Fina Plc as of December 31, 1996 and for the year then ended. All of these financial statements were consolidated into PetroFina's consolidated financial statements. These firms are experts in accounting and auditing, and PetroFina relied on their expertise and audit reports when it incorporated these reports in this Prospectus. All of the accounting firms are independent auditors.

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